UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                      ------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                     AMERICAN BUSINESS COMPUTERS CORPORATION
                   -------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                  -------------------------------------------
                         (Title of Class of Securities)


                                  024759 10 2
                                ---------------
                                 (CUSIP Number)


                               Lawrence F. Dickie
                                  PepsiCo, Inc.
                             700 Anderson Hill Road
                            Purchase, New York 10577
                                 (914) 253-2000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                              November 10, 1995
                     --------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /.



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CUSIP No. 024759 10 2               SCHEDULE 13D                      Page 2

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1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          PepsiCo, Inc., I.R.S. Identification No. 13-1584302
          ----------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)       /    /
                                              (b)       /    /
          ----------------------------------------------------
3.        SEC USE ONLY

          ----------------------------------------------------
4.        SOURCE OF FUNDS
               Not applicable
          ----------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                         /    /
          ----------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
               North Carolina
          ----------------------------------------------------
NUMBER OF           7.   SOLE VOTING POWER          1,500,000*
SHARES                   -------------------------------------
BENEFICIALLY        8.   SHARED VOTING POWER                0
OWNED BY EACH            -------------------------------------
REPORTING           9.   SOLE DISPOSITIVE POWER     1,500,000*
PERSON WITH              -------------------------------------
                    10.  SHARED DISPOSITIVE POWER           0
          ----------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
               1,500,000
          ----------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES
                                                        /   /
          ----------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               9%
          ----------------------------------------------------
14.       TYPE OF REPORTING PERSON
              CO
          ----------------------------------------------------
-----
*Includes Warrants to purchase 500,000 shares as described in Item 5.

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CUSIP No. 024759 10 2                SCHEDULE 13D                      Page 3

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This Amendment No. 2 amends the Schedule 13D filed by PepsiCo, Inc. ("PepsiCo")
with the Securities and Exchange Commission (the "SEC") on October 9, 1986, as amended by Amendment No. 1 thereto dated October 10, 1995.

Item 1.  Security and Issuer.
         -------------------

         No material change.


Item 2.  Identity and Background.
         -----------------------

         No material change.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         No material change.


Item 4.  Purpose of Transaction.
         ----------------------

         On June 19, 1995, the United States District Court for the Southern District of New York entered a Final Judgment in a class action lawsuit known as AMERICAN BUSINESS COMPUTERS CORPORATION SECURITIES LITIGATION (MDL Docket No.
913) approving a Stipulation of Settlement and directing the parties thereto (including PepsiCo) to consummate the settlement of such action in accordance with the terms and provisions contained in the Stipulation of Settlement. In accordance therewith, on October 10, 1995, PepsiCo delivered to the Issuer 1,000,000 of the shares of the Issuer's common stock, par value $.01 per share (the "Common Stock") held by PepsiCo. Additionally, as part of such settlement, PepsiCo received from the Issuer on November 10, 1995 warrants to purchase 500,000 shares of the Issuer's Common Stock at an exercise price of $3.50 per share (the "Warrants").




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CUSIP No. 024759 10 2                 SCHEDULE 13D                      Page 4

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Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a) As of the date hereof, PepsiCo beneficially owns 1,000,000 shares of Common Stock, and the Warrants to purchase an additional 500,000 shares of Common Stock. To the best of its knowledge, PepsiCo beneficially owns approximately 9% of the Common Stock outstanding.

         (b) PepsiCo has the sole power to vote, to direct the vote, to dispose or to direct the disposition of the 1,000,000 shares of Common Stock reported herein; upon exercise of the Warrants, PepsiCo will also have the sole power to vote, to direct the vote, to dispose of or to direct the disposition of any or all shares of stock acquired upon such exercise.

         (c) Except for the disposition of the 1,000,000 shares of Common Stock reported herein and the acquisition of the Warrants, PepsiCo has not engaged in any transactions in respect to the Common Stock during the past 60 days.

         (d) and (e)  Not applicable.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the
         Issuer.
         ------------------------------------------------

         No material change.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         None.




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CUSIP No. 024759 10 2                 SCHEDULE 13D                      Page 5

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   November 13, 1995
                                -------------------------
                                          (Date)


                                    PepsiCo, Inc.


                                   LAWRENCE F. DICKIE
                                By-----------------------
                                      (Signature)



                                    Lawrence F. Dickie
                                Vice President, Associate
                                   General Counsel and
                                   Assistant Secretary
                                -------------------------
                                      (Name/Title)

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CUSIP No. 024759 10 2                SCHEDULE 13D                        Page 6

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                                  EXHIBIT INDEX


Exhibit
-------


  (24) Power of Attorney which is incorporated herein by reference from PepsiCo's Form 10-K Annual Report for the Fiscal Year
         Ended December 31, 1994